UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: General Manager, Financial Accounting Dept.

Date:      December 21, 2022

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Submission of Interim Report on Form 6-K

to the U.S. Securities and Exchange Commission

TOKYO, December 21, 2022 --- Sumitomo Mitsui Financial Group, Inc. (the “Company,” President and Group Chief Executive Officer: Jun Ohta) hereby announces that, on December 20, 2022 (Eastern Standard Time), the Company submitted an interim report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”).

A copy of the interim report on Form 6-K can be viewed and obtained at the Company’s website at https://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

Attachment:

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

This document contains a summary of the Company’s consolidated interim financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its interim report on Form 6-K submitted to the U.S. Securities and Exchange Commission on December 20, 2022. This document does not contain all of the information in the interim report on Form 6-K that may be important to you. You should read the entire interim report on Form 6-K carefully to obtain a comprehensive understanding of the Company’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

Consolidated Statements of Financial Position (Unaudited)

(In millions)

	At March 31,	At September 30,
	2022	2022
Assets:
Cash and deposits with banks	¥75,697,521	¥71,496,806
Call loans and bills bought	1,965,135	6,968,074
Reverse repurchase agreements and cash collateral on securities borrowed	11,303,930	10,325,747
Trading assets	3,736,296	4,006,350
Derivative financial instruments	6,443,748	13,268,003
Financial assets at fair value through profit or loss	1,695,585	1,015,046
Investment securities	32,749,405	26,995,630
Loans and advances	104,635,815	115,535,519
Investments in associates and joint ventures	1,009,738	1,123,339
Property, plant and equipment	1,762,996	1,840,944
Intangible assets	992,849	1,033,020
Other assets	6,063,907	6,521,290
Current tax assets	44,941	44,671
Deferred tax assets	58,981	90,613
Total assets	¥248,160,847	¥260,265,052
Liabilities:
Deposits	¥162,593,492	¥172,728,298
Call money and bills sold	1,130,000	1,157,519
Repurchase agreements and cash collateral on securities lent	20,113,162	17,962,121
Trading liabilities	3,181,992	2,980,561
Derivative financial instruments	6,966,336	15,366,589
Financial liabilities designated at fair value through profit or loss	455,734	422,729
Borrowings	20,584,651	13,806,074
Debt securities in issue	11,428,437	11,948,252
Provisions	227,784	203,791
Other liabilities	8,386,774	9,796,648
Current tax liabilities	51,513	87,737
Deferred tax liabilities	259,280	175,199
Total liabilities	235,379,155	246,635,518
Equity:
Capital stock	2,341,878	2,342,537
Capital surplus	645,382	645,584
Retained earnings	6,434,605	7,143,778
Treasury stock	(13,403)	(13,117)
Equity excluding other reserves	9,408,462	10,118,782
Other reserves	2,546,294	2,669,330
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	11,954,756	12,788,112
Non-controlling interests	93,325	106,809
Equity attributable to other equity instruments holders	733,611	734,613
Total equity	12,781,692	13,629,534
Total equity and liabilities	¥248,160,847	¥260,265,052

Consolidated Income Statements (Unaudited)

(In millions, except per share data)

	For the six months ended September 30,
	2021	2022
Interest income	¥843,712	¥1,424,087
Interest expense	139,973	573,910
Net interest income	703,739	850,177

Fee and commission income	608,157	607,546
Fee and commission expense	113,484	112,737
Net fee and commission income	494,673	494,809

Net trading income	94,980	565,037
Net income from financial assets and liabilities at fair value through profit or loss	97,643	171,708
Net investment income (loss)	62,549	(4,915)
Other income	52,595	85,818
Total operating income	1,506,179	2,162,634

Impairment charges on financial assets	18,770	88,025
Net operating income	1,487,409	2,074,609

General and administrative expenses	879,731	948,612
Other expenses	126,224	162,686
Operating expenses	1,005,955	1,111,298

Share of post-tax profit of associates and joint ventures	27,899	61,241
Profit before tax	509,353	1,024,552

Income tax expense	140,759	247,158
Net profit	¥368,594	¥777,394

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥361,393	¥762,185
Non-controlling interests	1,836	9,603
Other equity instruments holders	5,365	5,606

Earnings per share:
Basic	¥263.66	¥555.91
Diluted	263.55	555.72

Consolidated Statements of Comprehensive Income (Unaudited)

(In millions)

	For the six months ended September 30,
	2021	2022
Net profit	¥368,594	¥777,394

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	75,974	15,329
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	271,338	(219,566)
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	1,349	1,035
Share of other comprehensive income (loss) of associates and joint ventures	1,335	12,073
Income tax relating to items that will not be reclassified	(106,638)	62,244
Total items that will not be reclassified to profit or loss, net of tax	243,358	(128,885)

Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	10,756	(652,810)
Reclassification adjustments for (gains) losses included in net profit, before tax	(14,535)	157,216
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	70,685	655,317
Reclassification adjustments for (gains) losses included in net profit, before tax	—	193
Share of other comprehensive income (loss) of associates and joint ventures	18,268	38,125
Income tax relating to items that may be reclassified	886	147,427
Total items that may be reclassified subsequently to profit or loss, net of tax	86,060	345,468

Other comprehensive income, net of tax	329,418	216,583
Total comprehensive income	¥698,012	¥993,977

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥690,879	¥976,191
Non-controlling interests	1,768	12,180
Other equity instruments holders	5,365	5,606